Mail Stop 3561

March 20, 2008

Mr. Marshall O. Larsen
Chairman and Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

> **Re:** **Goodrich Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 1-00892**

Dear Mr. Marshall:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief